Proskauer Rose LLP 1001 Pennsylvania Avenue, NW, Suite 600 South, Washington, DC 20004-2533

John J. Mahon
Member of the Firm
August 11, 2025	d 202.416.6828
jmahon@proskauer.com
www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed Against 180 Degree Capital Corp., et al. (File Nos. 333-204031 and 811-07074)

Ladies and Gentlemen:

On behalf of 180 Degree Capital Corp. (the “Company”) and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of complaints filed in the Supreme Court of the State of New York, County of New York, against the Company and certain affiliated persons of the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at 202.416.6828 or by email at jmahon@proskauer.com.

Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.

cc: Daniel B. Wolfe / 180 Degree Capital Corp.
Kevin M. Rendino / 180 Degree Capital Corp.
Peter D. Doyle / Proskauer Rose LLP
Joshua A. Apfelroth / Proskauer Rose LLP
Michael E. Ellis / Proskauer Rose LLP

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SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK ERIC JOHNSON, Plaintiff, v. 180 DEGREE CAPITAL CORP., KEVIN M. RENDINO, PARKER A. WEIL, RICHARD P. SHANLEY, STACY R. BRANDOM, and DANIEL B. WOLFE, Defendants. : : : : : : : : : : : : Index No. SUMMONS Plaintiff designates County of New York as the place of trial The basis of venue is CPLR § 503 TO THE ABOVE-NAMED DEFENDANTS (see also Schedule A): YOU ARE HEREBY SUMMONED to answer the Complaint in this action and to serve a copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of Appearance, on the Plaintiff’s attorney within twenty (20) days after the service of this Summons, exclusive of the day of service (or within thirty (30) days after the service is complete if this Summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint. Plaintiff hereby demands a trial by jury. Dated: July 30, 2025 By ACOCELLI LAW, PLLC /s/ Richard A. Acocelli Richard A. Acocelli OF COUNSEL: LONG LAW, LLC Brian D. Long 3828 Kennett Pike, Suite 208 Wilmington, DE 19807 Tel: (302) 729-9100 Email:bdlong@longlawde.com 53 Hill Street, Suite 152 Southampton, NY 11968 Tel: (631) 204-6187 Email: racocelli@acocellilaw.com Attorneys for Plaintiff FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 1 of 18

SCHEDULE A 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Kevin M. Rendino c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Parker A. Weil c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Richard P. Shanley c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Stacy R. Brandom c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Daniel B. Wolfe c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 2 of 18

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK ERIC JOHNSON, Plaintiff, v. 180 DEGREE CAPITAL CORP., KEVIN M. RENDINO, PARKER A. WEIL, RICHARD P. SHANLEY, STACY R. BRANDOM, and DANIEL B. WOLFE, Defendants. : : : : : : : : : : : : Index No. COMPLAINT JURY TRIAL DEMANDED Plaintiff Eric Johnson (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows: NATURE AND SUMMARY OF THE ACTION 1. Plaintiff brings this stockholder action against 180 Degree Capital Corp. (“180 Degree Capital” or the “Company”) and its corporate directors (collectively, the “Board” or the “Individual Defendants” and together with the Company, the “Defendants”) in connection with the proposed business combination pursuant to which Mount Logan Capital Inc. (“Mount Logan”) will merge with the Company (the “Proposed Transaction”). 2. Plaintiff, who is and has been a 180 Degree Capital investor at all times relevant hereto, asserts claims for negligent misrepresentation and concealment against the Company and its Board based upon a false and misleading Schedule 14A Definitive Proxy Statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) that also was disseminated to Plaintiff and other 180 Degree Capital stockholders recommending approval of the Proposed Transaction. 3. On January 16, 2025, 180 Degree Capital, 180 Degree Capital’s wholly-owned FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 3 of 18

2 subsidiary, Yukon New Parent, Inc. (“New Parent”), and New Parent’s wholly-owned subsidiaries, Polar Merger Sub, Inc. (“TURN Merger Sub”) and Moose Merger Sub, LLC (“MLC Merger Sub”) entered into an Agreement and Plan of Merger (as amended on July 6, 2025, the “Merger Agreement”) with Mount Logan. Pursuant to the terms of the Merger Agreement, stockholders of each of Mount Logan and 180 Degree Capital will receive approximately 7,800,000 and 5,200,000 newly issued shares of common stock of the combined entity to be called Mount Logan Capital Inc. (“New Mount Logan”), respectively, based on the ratio of Mount Logan’s transaction equity value at signing of $67.4 million, subject to certain pre-closing adjustments, relative to the net asset value of 180 Degree Capital at closing. Based on the net asset value of 180 Degree Capital as of July 8, 2025, the estimated pro forma post-close ownership of New Mount Logan would be approximately 60% for current Mount Logan stockholders and 40% for current 180 Degree Capital stockholders. 4. On July 11, 2025, to solicit 180 Degree Capital stockholders’ support for the Proposed Transaction, 180 Degree Capital filed the false and misleading Proxy Statement with the SEC in violation of the Defendants’ obligation to disclose all material information relevant to stockholders and necessary to permit an informed decision on whether to vote in favor of the Proposed Transaction. The Proxy Statement omits or misrepresents material information concerning, among other things: (i) the financial projections for 180 Degree Capital, Mount Logan and the combined company; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the financial advisor to the special committee of the Board (“Special Committee”), Fenchurch Advisory US, LLC (“Fenchurch”); (iii) the background of the Proposed Transaction; and (iv) potential conflicts of interest faced by Company insiders. 5. The stockholder vote on the Proposed Transaction is scheduled for August 22, 2025 FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 4 of 18

3 (the “Stockholder Vote”). It is imperative that the material information that has been omitted from the Proxy Statement is disclosed prior to the Stockholder Vote so Plaintiff can make an informed decision on the Proposed Transaction and properly exercise his corporate suffrage rights on an informed basis. Accordingly, and as alleged herein, Plaintiff asserts claims against Defendants for negligent misrepresentation and concealment in violation of New York State common law. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction until the material information discussed herein is disclosed to 180 Degree Capital’s stockholders in advance of the Stockholder Vote or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ conduct described herein. THE PARTIES 6. Plaintiff is and has been a stockholder of 180 Degree Capital at all times relevant hereto 7. Defendant 180 Degree Capital is a New York corporation with principal executive offices at 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. 180 Degree Capital is an internally managed investment company focused on generating capital appreciation and current income from investments in what the Company believes are deeply undervalued, small publicly traded companies where the Company believes it can positively impact the business and valuation through constructive activism. 180 Degree Capital’s common stock trades on the Nasdaq Global Market under the ticker symbol “TURN.” 8. Defendant Kevin M. Rendino is and has been Chairman of the Board and Chief Executive Officer, Portfolio Manager, and a director of the Company at all times relevant hereto. 9. Defendant Parker A. Weil (“Weil”) is and has been a director of the Company at all times relevant hereto. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 5 of 18

4 10. Defendant Richard P. Shanley (“Shanley”) has been Lead Independent Director of the Company at all times relevant hereto. 11. Defendant Stacy R. Brandom (“Brandom”) is and has been a director of the Company at all times relevant hereto. 12. Defendant Daniel B. Wolfe is and has been President, Chief Financial Officer, Chief Compliance Officer, and a director of the Company at all times relevant hereto. 13. Defendants identified in paragraphs 8 through 12, supra, are referred to herein as the “Individual Defendants.” JURISDICTION AND VENUE 14. This Court has jurisdiction over the subject matter of this action pursuant to New York Judiciary Law § 140-b. 15. This Court has jurisdiction over the Defendants named herein pursuant to New York Civil Practice Law and Rules (“CPLR”) § 302. 180 Degree Capital is incorporated in the State of New York and its common stock trades on the Nasdaq Global Market which is headquartered in the State of New York. Moreover, the Individual Defendants are directors and/or officers of 180 Degree Capital and conduct business within New York County and the State of New York and have established minimum contacts in this County and State. Among other things, the Special Committee’s financial advisor, Fenchurch, maintains offices at 280 Park Avenue, New York, New York 10017. Similarly, the Company’s legal advisor in connection with the Proposed Transaction, Proskauer Rose LLP, maintains offices at Eleven Times Square, New York, New York 10036. The exercise of jurisdiction by this New York Court is permissible under traditional notions of fair play and substantial justice. 16. Venue is also proper in this Court pursuant to CPLR § 503 because 180 Degree FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 6 of 18

5 Capital’s common stock trades on the Nasdaq Global Market, which is headquartered in New York County, and a substantial part of the events or omissions giving rise to claims set forth herein occurred in New York County, rendering venue in New York County appropriate. SUBSTANTIVE ALLEGATIONS I. Background of the Proposed Transaction 17. On January 17, 2025, 180 Degree Capital announced in relevant part: MONTCLAIR, N.J., Jan. 17, 2025 (GLOBE NEWSWIRE) -- 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital”), today announced that it has entered into a definitive agreement to combine with Mount Logan Capital Inc. (“Mount Logan”) in an all-stock transaction (the “Business Combination”). The surviving entity is expected to be a Delaware corporation operating as Mount Logan Capital Inc. (“New Mount Logan”) listed on Nasdaq under the symbol MLCI. In connection with the Business Combination, 180 Degree Capital shareholders will receive proportionate ownership of New Mount Logan determined by reference to 180 Degree Capital’s NAV at closing relative to a valuation of Mount Logan of approximately $67.4 million at signing, subject to certain pre-closing adjustments. Shareholders holding approximately 20% of the outstanding shares of 180 Degree Capital and approximately 23% of the outstanding shares of Mount Logan signed voting agreements supporting the Business Combination, and an additional approximately 7% and 9% of 180 Degree Capital and Mount Logan shareholders, respectively, have provided non-binding written indications of support for the Business Combination. “We could not be more pleased to share today’s announcement with our shareholders,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “Our proposed merger with Mount Logan is the next step in the evolution of our business since Daniel and I took over day-to-day management of 180 Degree Capital in 2017. In July 2024, we were introduced to and began discussions with Mount Logan’s management team, who also founded and currently run the credit business for BC Partners, a leading alternative investment manager focused on private equity, credit, and real estate, with deep networks across Europe and North America. Through these discussions, we instantly realized similarity of thought processes regarding investments, corporate culture, future opportunities for growth, and focus on taking steps to unlock value for our respective shareholders. The result of this proposed merger will be that shareholders will now be material owners of what we believe is a premier private credit asset manager with a regulated insurance company.” “We can unequivocally say that we successfully turned around 180 Degree Capital FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 7 of 18

6 and positioned it to have the opportunity to pursue strategic options, including today’s announcement,” continued Daniel B. Wolfe, President of 180 Degree Capital. “We inherited a balance sheet comprised primarily of privately held, venture capital investments and successfully transitioned it to our current assets that are substantially all securities of publicly listed companies and cash. Once we had our balance sheet comprised substantially of public securities and cash, we began considering a variety of options to help fuel future growth and shareholder value creation. As we progress toward closing, we will continue our efforts to build on our positive public market investment performance since the inception of 180 Degree Capital through management of our portfolio for the benefit of 180 Degree Capital’s shareholders. We will continue to work with our portfolio company management teams constructively, including those where we currently have representatives or nominees on boards of directors. Monetizations are expected to occur naturally, and be consistent with historical portfolio turnover. We are excited for how the combination of our businesses can take each company, and value creation for shareholders particularly, to the next level.” “We share in Kevin and Daniel’s excitement as we embark on the next phase of Mount Logan’s journey together with 180 Degree Capital and its team,” said Ted Goldthorpe, CEO of Mount Logan. “We believe the transaction is a significant milestone for 180 Degree Capital shareholders, enabled by the tremendous turnaround executed by Kevin and Daniel, and will transition from a balance sheet- heavy investment company into an asset-light alternative asset management and insurance solutions business. We believe that we have built a unique platform, which is well positioned to take advantage of the opportunities we continue to evaluate for the benefit of all key stakeholders including our shareholders, investors, partners and policyholders. Coming together in this merger is a logical and exciting next step for both platforms that we believe will drive significant strategic and financial benefits in both the immediate and longer-term future. The combination creates alignment among all shareholders who will now share in the upside of a larger, more liquid company in what we believe is the high-growth alternative asset management and insurance solutions space. We look forward to seeking opportunities to accelerate our growth initiatives and enhance returns for existing and new shareholders, while maintaining strong performance across our private credit investment strategies for the combined benefit of investors and policyholders.” Mr. Rendino concluded, “Our transition to an operating company structure also frees investors from looking at our business relative to net assets and instead allows investors to focus on typical operating metrics of asset managers, such as fee- related earnings (FRE). Essentially instead of our net asset value being a ceiling for shareholders, it now becomes what we believe will be a floor for future value creation. This proposed merger is the culmination of options our board of directors has diligently evaluated to both maximize near-term value and provide the opportunity for future growth for shareholders of 180 Degree Capital. We couldn’t be more excited for the future as a merged entity.” FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 8 of 18

7 Details of the Proposed Business Combination 180 Degree Capital and Mount Logan will combine in an all-stock transaction at an estimated $139 million pro forma enterprise value at closing. Following completion of the transaction, each of 180 Degree Capital and Mount Logan will be wholly owned subsidiaries of New Mount Logan, which will be listed on Nasdaq under the symbol MLCI. Under the terms of the definitive agreement, shareholders of each of 180 Degree Capital and Mount Logan will receive an amount of newly issued shares of common stock of New Mount Logan based on the ratio of the net asset value (“NAV”) per share of 180 Degree Capital relative to a valuation of Mount Logan of $67.4 million at signing, subject to certain pre-closing adjustments. Based on the estimated NAV of 180 Degree Capital1 as of January 15, 2025, which is a 24% premium to 180 Degree Capital’s closing stock price on that date, the estimated pro forma post-merger shareholder ownership would be approximately 40% for current 180 Degree Capital shareholders and 60% for current Mount Logan shareholders. The board of directors for each of 180 Degree Capital and Mount Logan have unanimously approved the Business Combination. The transaction, which is intended to be treated as a tax-free reorganization for both sets of shareholders, is subject to certain regulatory approvals and approvals by each of 180 Degree Capital’s and Mount Logan’s shareholders. In addition, the transaction is subject to other customary closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (“SEC”) relating to the shares of New Mount Logan common stock that will be issued to the shareholders of 180 Degree Capital and Mount Logan in the transaction, the approval of the transaction by the shareholders of each of 180 Degree Capital and Mount Logan, and the listing of New Mount Logan’s common stock on Nasdaq. The transaction is expected to be completed in mid-2025. The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement. Leadership and Governance At close, Mount Logan’s Chief Executive Officer (“CEO”), Ted Goldthorpe, is expected to serve as CEO of New Mount Logan. New Mount Logan will have a seven-member Board of Directors, comprised of Mount Logan’s CEO Ted Goldthorpe, four additional directors designated by Mount Logan, one director designated by 180 Degree Capital, and one director mutually agreed to by 180 Degree Capital and Mount Logan. The Chairman of the Board of Directors of New Mount Logan will be Ted Goldthorpe, currently Chairman of Mount Logan. *** FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 9 of 18

8 Advisors Fenchurch Advisory US, LP is serving as financial advisor and Katten Muchin Rosenman LLP is serving as legal counsel to the special committee of the board of directors of 180 Degree Capital. Proskauer Rose LLP and Osler Hoskin & Harcourt LLP are serving as legal counsel to 180 Degree Capital. Dechert LLP and Wildeboer Dellelce LLP are serving as legal counsel, and Oppenheimer & Co. is serving as financial advisor, to Mount Logan. II. The Materially Incomplete and Misleading Proxy Statement 18. On July 11, 2025, Defendants filed the materially incomplete and misleading Proxy Statement with the SEC. The Defendants were obligated to carefully review the Proxy Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision in connection with the Proposed Transaction. Specifically, the Proxy Statement fails to disclose material information concerning: (i) the financial projections for 180 Degree Capital, Mount Logan and the combined company; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Fenchurch; (iii) the background of the Proposed Transaction; and (iv) potential conflicts of interest faced by Company insiders. Material Omissions Concerning the Financial Projections for 180 Degree Capital, Mount Logan and the Combined Company 19. The Proxy Statement omits material information regarding the financial projections for 180 Degree Capital, Mount Logan and the combined company, including the unlevered free cash flows that Mount Logan is forecasted to generate relied upon by Fenchurch for the financial analyses underlying its fairness opinion. See Proxy Statement at 134-35. 20. The Proxy Statement also fails to disclose a summary of any financial projections FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 10 of 18

9 for 180 Degree Capital or the combined company reviewed by the Board, Company management or Fenchurch in connection with the Proposed Transaction. See Proxy Statement at 115. Yet, the Proxy Statement fails to disclose any further discussion of the Company’s tax loss carryforwards, including, but not limited to, a summary of 180 Degree Capital’s projected tax loss carryforwards. Material Omissions Concerning Fenchurch’s Fairness Opinion 21. The Proxy Statement describes Fenchurch’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Fenchurch’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, 180 Degree Capital’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Fenchurch’s fairness opinion in determining whether to vote in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to 180 Degree Capital’s stockholders. 22. With respect to Fenchurch’s Selected Transactions Analysis of 180 Degree Capital, the Proxy Statement fails to disclose the individual financial metrics for each transaction analyzed. 23. With respect to Fenchurch’s Public Company Analysis of Mount Logan, the Proxy Statement fails to disclose: (i) the individual multiples and financial metrics for each company analyzed; (ii) Mount Logan’s Adjusted Distributable Earnings for the calendar year ended December 31, 2025; and (iii) Mount Logan’s Adjusted Distributable Earnings (including incentive-related earnings that are payable within one year and not subject to clawback) for the calendar year ended December 31, 2026. 24. With respect to Fenchurch’s Selected Transactions Analysis of Mount Logan, the Proxy Statement fails to disclose: (i) the individual multiples and financial metrics for each FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 11 of 18

10 transaction analyzed; and (ii) Mount Logan’s estimated EBITDA for the twelve-month period ended December 31, 2025 implied by the MLC Projections. 25. With respect to Fenchurch’s Discounted Cash Flow analysis of Mount Logan, in addition to Mount Logan’s after-tax unlevered free cash flows, the Proxy Statement fails to disclose the terminal values used in the analysis. Material Omissions Concerning the Background of the Proposed Transaction 26. The Proxy Statement fails to disclose material information concerning the background leading to the Proposed Transaction. 27. For example, the Proxy Statement fails to disclose the terms of the non-disclosure agreements the Company executed with parties identified as “180 Shareholder A” and “180 Shareholder C” on December 17 and December 26, 2024, respectively, including whether they contain a “don’t ask, don’t waive” standstill provision that is still in effect and operates to preclude 180 Shareholder A or 180 Shareholder C from submitting a topping bid for the Company. See id. at 119, 120. 28. In addition, according to the Proxy Statement on October 10, 2024, the Board determined to form the Special Committee comprised of defendants Weil, Brandom and Shanley. Yet, the Proxy Statement fails to disclose whether the Special Committee was formed due to any actual or perceived conflict of interest on the part of any Board member. 29. Moreover, according to the Proxy Statement, on October 24, 2024, defendants Rendino and Wolfe met with Fenchurch to review and discuss a preliminary list of potential counterparties identified by Fenchurch as part of the planned outreach efforts to identify potential alternatives to the proposed transaction with Mount Logan. Fenchurch noted that it had preliminary discussions on a no-names basis with a number of the entities on the list to gauge interest and to explore how each would view the prospects of a potential transaction . . . Fenchurch also noted that it had held initial conversations FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 12 of 18

11 with a foreign operating company that expressed potential interest in a transaction that would result in a public listing on a US exchange. Id. at 115-16. The Proxy Statement, however, fails to disclose whether any of the parties with whom Fenchurch had preliminary discussions subsequently submitted any proposals or indications of interest regarding a potential transaction with the Company and, if so, the terms thereof. Material Omissions Concerning Potential Conflicts of Interest Faced by Company Insiders 30. The Proxy Statement fails to disclose material information concerning the potential conflicts of interest faced by Company insiders, including whether any of Mount Logan’s proposals or indications of interest mentioned management retention with the combined company following the Proposed Transaction, as well as the details of all employment and retention-related discussions and negotiations that occurred between Company insiders and Mount Logan, including who participated in all such communications, when they occurred and their content. 31. The omission of the above-referenced information renders the Proxy Statement materially incomplete and misleading, in contravention of the Defendants’ obligations and in violation of New York State common law. Absent disclosure of the foregoing material information prior to the Stockholder Vote, Plaintiff will be unable to make an informed decision regarding the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein. FIRST CAUSE OF ACTION Claim for Negligent Misrepresentation and Concealment in Violation of New York Common Law Against the Defendants 32. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 13 of 18

12 33. Under New York common law, the Defendants undertook an obligation to 180 Degree Capital’s investors, including Plaintiff, to communicate accurate and truthful information in the Proxy Statement and to refrain from communicating false, misleading or incomplete information, or concealing material information. 34. When Plaintiff acquired his 180 Degree Capital securities and when Defendants disseminated the Proxy Statement, Plaintiff justifiably relied on the Defendants to discharge their obligation to communicate truthfully and fully in all their communications to 180 Degree Capital’s investors, including in the Proxy Statement, and to refrain from communicating false, misleading or incomplete information, or concealing material information, so that when the Defendants requested action on a matter, all investors would have all material information necessary to make an informed decision and the collective action of the investors would be fully informed and untainted or compromised by false, misleading or incomplete information in proxies or other corporate communication to the investors. 35. The Defendants dominate and control the business and corporate affairs of 180 Degree Capital, and are in possession of private corporate information concerning 180 Degree Capital’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of 180 Degree Capital which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value. 36. In connection with the solicitation of, and recommendation to, 180 Degree Capital’s investors to vote in favor of the Proposed Transaction, the Defendants disseminated to 180 Degree Capital’s investors, including Plaintiff, the Proxy Statement which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 14 of 18

13 37. Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Proxy Statement truthfully and completely the material information specified herein. 38. As persons to whom the Proxy Statement was disseminated, Defendants intended for Plaintiff (and the other 180 Degree Capital investors) to rely on the materially false and misleading statements and omissions in the Proxy Statement when voting on the Proposed Transaction and 180 Degree Capital’s investors did rely, and were justified in doing so, and by reason thereof, their collective action has been or will be tainted, compromised and corrupted by the Defendants’ materially false and misleading statements and omissions. 39. By reason thereof, the Defendants’ dissemination of the Proxy Statement, which contains the false and misleading information and omissions specified above, has or threatens to cause irreparable harm to Plaintiff because it has or threatens to taint, compromise and corrupt the Proposed Transaction, and damage Plaintiff’s interest in 180 Degree Capital without proper and fully informed collective action by 180 Degree Capital’s investors. 40. As a result of the above, Defendants’ negligent misrepresentation and/or omission of the material information specified herein has and will proximately cause Plaintiff injury and irreparable harm absent an injunction. SECOND CAUSE OF ACTION Claim for Negligence in Violation of New York Common Law Against the Defendants 41. Plaintiff repeats and realleges all previous allegations as if set forth in full herein. 42. Pursuant to New York common law, Defendants are required to exercise reasonable care and competence in connection with the accuracy and completeness of their communications with investors, including investor communications in connection with the Proposed Transaction. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 15 of 18

14 43. In connection with the solicitation of, and recommendation to, 180 Degree Capital’s investors to vote in favor of the Proposed Transaction, the Defendants disseminated to 180 Degree Capital’s investors, including Plaintiff, the Proxy Statement which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein. 44. The Defendants dominate and control the business and corporate affairs of 180 Degree Capital, and are in possession of private corporate information concerning 180 Degree Capital’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of 180 Degree Capital which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value. 45. Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Proxy Statement truthfully and completely the material information specified herein. 46. Defendants’ failure to disclose the material information set forth in herein regarding the financial advisor’s valuation of Mount Logan and the transaction, financial projections, the sale process, and potential conflicts of interest, will affect the Stockholder Vote and may deceive investors into voting for the Proposed Transaction, which they would not otherwise have approved if the information specified herein had been fully disclosed, to Plaintiff’s detriment. 47. Unless the Defendants are enjoined by the Court, Plaintiff will be irreparably harmed because he will be stripped of his ability to make an informed decision with respect to the Proposed Transaction, and his interest in 180 Degree Capital will be damaged without proper and fully informed collective action by 180 Degree Capital’s investors. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 16 of 18

15 48. By reason of the forgoing, Defendants’ negligence has and will proximately cause Plaintiff injury and irreparable harm absent an injunction. 49. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their obligations toward Plaintiff and the other stockholders of 180 Degree Capital. 50. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that the Defendants’ actions threaten to inflict. PRAYER FOR RELIEF WHEREFORE, Plaintiff demands injunctive relief in his favor and against Defendants as follows: A. Preliminarily and permanently enjoining Defendants, and all those acting in concert with them, from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in the Proxy Statement, disclosing the material information discussed above which has been omitted from the Proxy Statement; B. In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff; C. Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses; and D. Granting such other and further relief as the Court deems just and proper. FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 17 of 18

16 JURY DEMAND Plaintiff demands trial by jury on all claims asserted herein. Dated: July 30, 2025 By ACOCELLI LAW, PLLC /s/ Richard A. Acocelli Richard A. Acocelli OF COUNSEL: LONG LAW, LLC Brian D. Long 3828 Kennett Pike, Suite 208 Wilmington, DE 19807 Tel: (302) 729-9100 Email:bdlong@longlawde.com 53 Hill Street, Suite 152 Southampton, NY 11968 Tel: (631) 204-6187 Email: racocelli@acocellilaw.com Attorneys for Plaintiff FILED: NEW YORK COUNTY CLERK 07/30/2025 02:54 PM INDEX NO. 654539/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 18 of 18

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK RYAN SMITH, Plaintiff, v. 180 DEGREE CAPITAL CORP., KEVIN M. RENDINO, PARKER A. WEIL, RICHARD P. SHANLEY, STACY R. BRANDOM, and DANIEL B. WOLFE, Defendants. : : : : : : : : : : : : Index No. SUMMONS Plaintiff designates County of New York as the place of trial The basis of venue is CPLR § 503 TO THE ABOVE-NAMED DEFENDANTS (see also Schedule A): YOU ARE HEREBY SUMMONED to answer the Complaint in this action and to serve a copy of your Answer, or, if the Complaint is not served with this Summons, to serve a Notice of Appearance, on the Plaintiff’s attorney within twenty (20) days after the service of this Summons, exclusive of the day of service (or within thirty (30) days after the service is complete if this Summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded in the Complaint. Plaintiff hereby demands a trial by jury. Dated: July 30, 2025 By ACOCELLI LAW, PLLC /s/ Richard A. Acocelli Richard A. Acocelli 53 Hill Street, Suite 152 Southampton, NY 11968 Tel: (631) 204-6187 Email: racocelli@acocellilaw.com Attorneys for Plaintiff FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 1 of 19

SCHEDULE A 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Kevin M. Rendino c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Parker A. Weil c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Richard P. Shanley c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Stacy R. Brandom c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 Daniel B. Wolfe c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B Montclair, NJ 07042 FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 2 of 19

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK RYAN SMITH, Plaintiff, v. 180 DEGREE CAPITAL CORP., KEVIN M. RENDINO, PARKER A. WEIL, RICHARD P. SHANLEY, STACY R. BRANDOM, and DANIEL B. WOLFE, Defendants. : : : : : : : : : : : : Index No. COMPLAINT JURY TRIAL DEMANDED Plaintiff Ryan Smith (“Plaintiff”), by and through his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows: NATURE AND SUMMARY OF THE ACTION 1. This is a stockholder action brought by Plaintiff on behalf of himself against 180 Degree Capital Corp. (“180 Degree Capital” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants” and together with the Company, the “Defendants”) in connection with the Board’s agreement to merge the Company with Mount Logan Capital Inc. (“Mount Logan”) (the “Proposed Transaction”). The lawsuit arises out of the Defendants’ mailing of a misleading Schedule 14A Definitive Proxy Statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) to Plaintiff and other 180 Degree Capital stockholders that among other things does not fully disclose, inter alia, certain projections and other financial, process and conflict-related information critical to evaluating the fairness of the Proposed Transaction. 2. Plaintiff, who has been a 180 Degree Capital investor at all relevant times, asserts claims for negligent misrepresentation and concealment against the Company and its Board based FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 3 of 19

2 upon the dissemination of the false and misleading Proxy Statement. 3. On January 16, 2025, 180 Degree Capital, 180 Degree Capital’s wholly-owned subsidiary, Yukon New Parent, Inc. (“New Parent”), and New Parent’s wholly-owned subsidiaries, Polar Merger Sub, Inc. (“TURN Merger Sub”) and Moose Merger Sub, LLC (“MLC Merger Sub”) entered into an Agreement and Plan of Merger (as amended on July 6, 2025, the “Merger Agreement”) with Mount Logan. Pursuant to the terms of the Merger Agreement, shareholders of each of Mount Logan and 180 Degree Capital will receive approximately 7,800,000 and 5,200,000 newly issued shares of common stock of the combined entity to be called Mount Logan Capital Inc. (“New Mount Logan”), respectively, based on the ratio of Mount Logan’s transaction equity value at signing of $67.4 million, subject to certain pre-closing adjustments, relative to the net asset value of 180 Degree Capital at closing. Based on the net asset value of 180 Degree Capital as of July 8, 2025, the estimated pro forma post-close ownership of New Mount Logan would be approximately 60% for current Mount Logan shareholders and 40% for current 180 Degree Capital shareholders. 4. On July 11, 2025, to solicit 180 Degree Capital stockholders’ support for the Proposed Transaction, 180 Degree Capital filed the false and misleading Proxy Statement with the SEC in violation of the Defendants’ obligation to disclose all material information relevant to stockholders and necessary to permit an informed decision on whether to vote in favor of the Proposed Transaction. 5. The Proxy Statement omits or misrepresents material information concerning, among other things: (i) the financial projections for 180 Degree Capital, Mount Logan and the combined company; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the financial advisor to the special committee of the Board FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 4 of 19

3 (“Special Committee”), Fenchurch Advisory US, LLC (“Fenchurch”); (iii) the background of the Proposed Transaction; and (iv) potential conflicts of interest faced by Company insiders. 6. The stockholder vote on the Proposed Transaction is scheduled for August 22, 2025 (the “Stockholder Vote”). It is imperative that the material information that has been omitted from the Proxy Statement is disclosed prior to the Stockholder Vote so Plaintiff can make an informed decision on the Proposed Transaction and properly exercise his corporate suffrage rights on an informed basis. 7. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for negligent misrepresentation and concealment in violation of New York State common law. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction until the material information discussed herein is disclosed to 180 Degree Capital’s stockholders in advance of the Stockholder Vote or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ conduct described herein. THE PARTIES 8. Plaintiff is, and, at all times relevant hereto, was, a stockholder of 180 Degree Capital. 9. Defendant 180 Degree Capital is a New York corporation, with its principal executive offices located at 7 N. Willow Street, Suite 4B, Montclair, New Jersey 07042. 180 Degree Capital’s common stock trades on the Nasdaq Global Market under the ticker symbol “TURN.” 10. Defendant Kevin M. Rendino has been Chairman of the Board and Chief Executive Officer, Portfolio Manager, and a director of the Company at all relevant times. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 5 of 19

4 11. Defendant Parker A. Weil (“Weil”) has been a director of the Company at all relevant times. 12. Defendant Richard P. Shanley (“Shanley”) has been Lead Independent Director of the Company at all relevant times. 13. Defendant Stacy R. Brandom (“Brandom”) has been a director of the Company at all relevant times. 14. Defendant Daniel B. Wolfe has been President, Chief Financial Officer, Chief Compliance Officer, and a director of the Company at all relevant times. 15. Defendants identified in paragraphs 10 through 14, supra, are referred to herein as the “Individual Defendants.” JURISDICTION AND VENUE 16. This Court has jurisdiction over the subject matter of this action pursuant to New York Judiciary Law § 140-b. 17. This Court has jurisdiction over the Defendants named herein pursuant to New York Civil Practice Law and Rules (“CPLR”) § 302. 180 Degree Capital is incorporated in the State of New York and its common stock trades on the Nasdaq Global Market which is headquartered in the State of New York. Moreover, the Individual Defendants are directors and/or officers of 180 Degree Capital and conduct business within New York County and the State of New York and have established minimum contacts in this County and State. Among other things, the Special Committee’s financial advisor, Fenchurch, maintains offices at 280 Park Avenue, New York, New York 10017. Similarly, the Company’s legal advisor in connection with the Proposed Transaction, Proskauer Rose LLP, maintains offices at Eleven Times Square, New York, New York 10036. The exercise of jurisdiction by this New York Court is permissible under traditional FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 6 of 19

5 notions of fair play and substantial justice. 18. Venue is also proper in this Court pursuant to CPLR § 503 because 180 Degree Capital’s common stock trades on the Nasdaq Global Market, which is headquartered in New York County, and a substantial part of the events or omissions giving rise to claims set forth herein occurred in New York County, rendering venue in New York County appropriate. SUBSTANTIVE ALLEGATIONS I. Background and the Proposed Transaction 19. 180 Degree Capital is an internally managed investment company focused on generating capital appreciation and current income from investments in what the Company believes are deeply undervalued, small publicly traded companies where the Company believes it can positively impact the business and valuation through constructive activism. 20. On January 17, 2025, 180 Degree Capital issued a press release announcing the Proposed Transaction. The press release states, in relevant part: MONTCLAIR, N.J., Jan. 17, 2025 (GLOBE NEWSWIRE) -- 180 Degree Capital Corp. (NASDAQ:TURN) (“180 Degree Capital”), today announced that it has entered into a definitive agreement to combine with Mount Logan Capital Inc. (“Mount Logan”) in an all-stock transaction (the “Business Combination”). The surviving entity is expected to be a Delaware corporation operating as Mount Logan Capital Inc. (“New Mount Logan”) listed on Nasdaq under the symbol MLCI. In connection with the Business Combination, 180 Degree Capital shareholders will receive proportionate ownership of New Mount Logan determined by reference to 180 Degree Capital’s NAV at closing relative to a valuation of Mount Logan of approximately $67.4 million at signing, subject to certain pre-closing adjustments. Shareholders holding approximately 20% of the outstanding shares of 180 Degree Capital and approximately 23% of the outstanding shares of Mount Logan signed voting agreements supporting the Business Combination, and an additional approximately 7% and 9% of 180 Degree Capital and Mount Logan shareholders, respectively, have provided non-binding written indications of support for the Business Combination. “We could not be more pleased to share today’s announcement with our shareholders,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 7 of 19

6 Capital. “Our proposed merger with Mount Logan is the next step in the evolution of our business since Daniel and I took over day-to-day management of 180 Degree Capital in 2017. In July 2024, we were introduced to and began discussions with Mount Logan’s management team, who also founded and currently run the credit business for BC Partners, a leading alternative investment manager focused on private equity, credit, and real estate, with deep networks across Europe and North America. Through these discussions, we instantly realized similarity of thought processes regarding investments, corporate culture, future opportunities for growth, and focus on taking steps to unlock value for our respective shareholders. The result of this proposed merger will be that shareholders will now be material owners of what we believe is a premier private credit asset manager with a regulated insurance company.” “We can unequivocally say that we successfully turned around 180 Degree Capital and positioned it to have the opportunity to pursue strategic options, including today’s announcement,” continued Daniel B. Wolfe, President of 180 Degree Capital. “We inherited a balance sheet comprised primarily of privately held, venture capital investments and successfully transitioned it to our current assets that are substantially all securities of publicly listed companies and cash. Once we had our balance sheet comprised substantially of public securities and cash, we began considering a variety of options to help fuel future growth and shareholder value creation. As we progress toward closing, we will continue our efforts to build on our positive public market investment performance since the inception of 180 Degree Capital through management of our portfolio for the benefit of 180 Degree Capital’s shareholders. We will continue to work with our portfolio company management teams constructively, including those where we currently have representatives or nominees on boards of directors. Monetizations are expected to occur naturally, and be consistent with historical portfolio turnover. We are excited for how the combination of our businesses can take each company, and value creation for shareholders particularly, to the next level.” “We share in Kevin and Daniel’s excitement as we embark on the next phase of Mount Logan’s journey together with 180 Degree Capital and its team,” said Ted Goldthorpe, CEO of Mount Logan. “We believe the transaction is a significant milestone for 180 Degree Capital shareholders, enabled by the tremendous turnaround executed by Kevin and Daniel, and will transition from a balance sheet- heavy investment company into an asset-light alternative asset management and insurance solutions business. We believe that we have built a unique platform, which is well positioned to take advantage of the opportunities we continue to evaluate for the benefit of all key stakeholders including our shareholders, investors, partners and policyholders. Coming together in this merger is a logical and exciting next step for both platforms that we believe will drive significant strategic and financial benefits in both the immediate and longer-term future. The combination creates alignment among all shareholders who will now share in the upside of a larger, more liquid company in what we believe is the high-growth alternative asset management and insurance solutions space. We look forward to FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 8 of 19

7 seeking opportunities to accelerate our growth initiatives and enhance returns for existing and new shareholders, while maintaining strong performance across our private credit investment strategies for the combined benefit of investors and policyholders.” Mr. Rendino concluded, “Our transition to an operating company structure also frees investors from looking at our business relative to net assets and instead allows investors to focus on typical operating metrics of asset managers, such as fee- related earnings (FRE). Essentially instead of our net asset value being a ceiling for shareholders, it now becomes what we believe will be a floor for future value creation. This proposed merger is the culmination of options our board of directors has diligently evaluated to both maximize near-term value and provide the opportunity for future growth for shareholders of 180 Degree Capital. We couldn’t be more excited for the future as a merged entity.” Details of the Proposed Business Combination 180 Degree Capital and Mount Logan will combine in an all-stock transaction at an estimated $139 million pro forma enterprise value at closing. Following completion of the transaction, each of 180 Degree Capital and Mount Logan will be wholly owned subsidiaries of New Mount Logan, which will be listed on Nasdaq under the symbol MLCI. Under the terms of the definitive agreement, shareholders of each of 180 Degree Capital and Mount Logan will receive an amount of newly issued shares of common stock of New Mount Logan based on the ratio of the net asset value (“NAV”) per share of 180 Degree Capital relative to a valuation of Mount Logan of $67.4 million at signing, subject to certain pre-closing adjustments. Based on the estimated NAV of 180 Degree Capital1 as of January 15, 2025, which is a 24% premium to 180 Degree Capital’s closing stock price on that date, the estimated pro forma post-merger shareholder ownership would be approximately 40% for current 180 Degree Capital shareholders and 60% for current Mount Logan shareholders. The board of directors for each of 180 Degree Capital and Mount Logan have unanimously approved the Business Combination. The transaction, which is intended to be treated as a tax-free reorganization for both sets of shareholders, is subject to certain regulatory approvals and approvals by each of 180 Degree Capital’s and Mount Logan’s shareholders. In addition, the transaction is subject to other customary closing conditions, including a registration statement being declared effective by the U.S. Securities and Exchange Commission (“SEC”) relating to the shares of New Mount Logan common stock that will be issued to the shareholders of 180 Degree Capital and Mount Logan in the transaction, the approval of the transaction by the shareholders of each of 180 Degree Capital and Mount Logan, and the listing of New Mount Logan’s common stock on Nasdaq. The transaction is expected to be completed in mid-2025. The foregoing description of the merger agreement does not purport to be complete FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 9 of 19

8 and is qualified in its entirety by reference to the full text of the merger agreement. Leadership and Governance At close, Mount Logan’s Chief Executive Officer (“CEO”), Ted Goldthorpe, is expected to serve as CEO of New Mount Logan. New Mount Logan will have a seven-member Board of Directors, comprised of Mount Logan’s CEO Ted Goldthorpe, four additional directors designated by Mount Logan, one director designated by 180 Degree Capital, and one director mutually agreed to by 180 Degree Capital and Mount Logan. The Chairman of the Board of Directors of New Mount Logan will be Ted Goldthorpe, currently Chairman of Mount Logan. *** Advisors Fenchurch Advisory US, LP is serving as financial advisor and Katten Muchin Rosenman LLP is serving as legal counsel to the special committee of the board of directors of 180 Degree Capital. Proskauer Rose LLP and Osler Hoskin & Harcourt LLP are serving as legal counsel to 180 Degree Capital. Dechert LLP and Wildeboer Dellelce LLP are serving as legal counsel, and Oppenheimer & Co. is serving as financial advisor, to Mount Logan. II. The Materially Incomplete and Misleading Proxy Statement 21. On July 11, 2025, Defendants filed the materially incomplete and misleading Proxy Statement with the SEC. The Defendants were obligated to carefully review the Proxy Statement before it was filed with the SEC and disseminated to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Proxy Statement misrepresents and/or omits material information that is necessary for the Company’s shareholders to make an informed decision in connection with the Proposed Transaction. Specifically, the Proxy Statement fails to disclose material information concerning: (i) the financial projections for 180 Degree Capital, Mount Logan and the combined company; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Fenchurch; (iii) the background of the Proposed Transaction; and (iv) potential conflicts of interest faced by Company FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 10 of 19

9 insiders. Material Omissions Concerning the Financial Projections for 180 Degree Capital, Mount Logan and the Combined Company 22. The Proxy Statement omits material information regarding the financial projections for 180 Degree Capital, Mount Logan and the combined company. 23. Critically, the Proxy Statement wholly omits the unlevered free cash flows that Mount Logan is forecasted to generate relied upon by Fenchurch for the financial analyses underlying its fairness opinion. 24. Specifically, the Proxy Statement sets forth that in connection with its Discounted Cash Flow analysis of Mount Logan, Fenchurch utilized “Mount Logan’s projected after-tax unlevered free cash flows for the period from January 1, 2025 through December 31, 2029 based on the MLC Projections” which after-tax unlevered free cash flows “were calculated by taking the tax-affected fee-related earnings of Mount Logan and subtracting corporate overhead, in each case, as set forth in the MLC Projections.” Proxy Statement at 134-35. 25. Yet, the Proxy Statement fails to disclose the most critical projection metric for 180 Degree Capital’s stockholders: Mount Logan’s unlevered free cash flow projections and the underlying line items. See, e.g., Maric Capital Master Fund, Ltd. V. Plato Learning, Inc., 11 A.3d 1175, 1178 (Del. Ch. 2010) (explaining that “under sound corporate finance theory, the value of stock should be premised on the expected future cash flows of the corporation,” and enjoining the stockholder vote until cash flow projections were disclosed). 26. In addition, the Proxy Statement fails to disclose a summary of any financial projections for 180 Degree Capital or the combined company reviewed by the Board, Company management or Fenchurch in connection with the Proposed Transaction. Indeed, at an October 11, 2024 Board meeting during which the Board discussed Mount Logan’s October 7, 2024 FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 11 of 19

10 indication of interest to acquire the Company (“Mount Logan LOI”), the Board indicated “there were a number of items from the Mount Logan LOI that required further discussion, including [that]. . . the potential benefits of 180 Degree Capital’s tax loss carryforwards should be analyzed and taken into account in valuing 180 Degree Capital[.]” Proxy Statement at 115. Yet, the Proxy Statement fails to disclose any further discussion of the Company’s tax loss carryforwards, including, but not limited to, a summary of 180 Degree Capital’s projected tax loss carryforwards. Material Omissions Concerning Fenchurch’s Fairness Opinion 27. The Proxy Statement describes Fenchurch’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Fenchurch’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, 180 Degree Capital’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Fenchurch’s fairness opinion in determining whether to vote in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to 180 Degree Capital’s stockholders. 28. With respect to Fenchurch’s Selected Transactions Analysis of 180 Degree Capital, the Proxy Statement fails to disclose the individual financial metrics for each transaction analyzed. 29. With respect to Fenchurch’s Public Company Analysis of Mount Logan, the Proxy Statement fails to disclose: (i) the individual multiples and financial metrics for each company analyzed; (ii) Mount Logan’s Adjusted Distributable Earnings for the calendar year ended December 31, 2025; and (iii) Mount Logan’s Adjusted Distributable Earnings (including incentive-related earnings that are payable within one year and not subject to clawback) for the calendar year ended December 31, 2026. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 12 of 19

11 30. With respect to Fenchurch’s Selected Transactions Analysis of Mount Logan, the Proxy Statement fails to disclose: (i) the individual multiples and financial metrics for each transaction analyzed; and (ii) Mount Logan’s estimated EBITDA for the twelve-month period ended December 31, 2025 implied by the MLC Projections. 31. With respect to Fenchurch’s Discounted Cash Flow analysis of Mount Logan, in addition to Mount Logan’s after-tax unlevered free cash flows, the Proxy Statement fails to disclose a quantification of: (i) the terminal values; and (ii) the inputs and assumptions underlying the discount factors ranging from 0.58 to 0.94 for the unlevered free cash flows and a discount factor of 0.54 for the terminal value. Material Omissions Concerning the Background of the Proposed Transaction 32. The Proxy Statement fails to disclose material information concerning the background leading to the Proposed Transaction. 33. For example, the Proxy Statement fails to disclose the terms of the non-disclosure agreements the Company executed with parties identified as “180 Shareholder A” and “180 Shareholder C” on December 17 and December 26, 2024, respectively, including whether they contain a “don’t ask, don’t waive” standstill provision that is still in effect and operates to preclude 180 Shareholder A or 180 Shareholder C from submitting a topping bid for the Company. See id. at 119, 120. 34. In addition, according to the Proxy Statement on October 10, 2024, the Board determined to form the Special Committee comprised of defendants Weil, Brandom and Shanley. Yet, the Proxy Statement fails to disclose whether the Special Committee was formed due to any actual or perceived conflict of interest on the part of any Board member. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 13 of 19

12 35. Moreover, according to the Proxy Statement, on October 24, 2024, defendants Rendino and Wolfe met with Fenchurch to review and discuss a preliminary list of potential counterparties identified by Fenchurch as part of the planned outreach efforts to identify potential alternatives to the proposed transaction with Mount Logan. Fenchurch noted that it had preliminary discussions on a no-names basis with a number of the entities on the list to gauge interest and to explore how each would view the prospects of a potential transaction . . . Fenchurch also noted that it had held initial conversations with a foreign operating company that expressed potential interest in a transaction that would result in a public listing on a US exchange. Id. at 115-16. The Proxy Statement, however, fails to disclose whether any of the parties with whom Fenchurch had preliminary discussions subsequently submitted any proposals or indications of interest regarding a potential transaction with the Company and, if so, the terms thereof. Material Omissions Concerning Potential Conflicts of Interest Faced by Company Insiders 36. The Proxy Statement fails to disclose material information concerning the potential conflicts of interest faced by Company insiders. 37. Specifically, the Proxy Statement fails to disclose whether any of Mount Logan’s proposals or indications of interest mentioned management retention with the combined company following the Proposed Transaction, as well as the details of all employment and retention-related discussions and negotiations that occurred between Company insiders and Mount Logan, including who participated in all such communications, when they occurred and their content. 38. In sum, the omission of the above-referenced information renders the Proxy Statement materially incomplete and misleading, in contravention of the Defendants’ obligations and in violation of New York State common law. Absent disclosure of the foregoing material information prior to the Stockholder Vote, Plaintiff will be unable to make an informed decision regarding the Proposed Transaction, and is thus threatened with irreparable harm, warranting the injunctive relief sought herein. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 14 of 19

13 FIRST CAUSE OF ACTION Claim for Negligent Misrepresentation and Concealment in Violation of New York Common Law Against the Defendants 39. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein. 40. Under New York common law, the Defendants undertook an obligation to 180 Degree Capital’s investors, including Plaintiff, to communicate accurate and truthful information in the Proxy Statement and to refrain from communicating false, misleading or incomplete information, or concealing material information. 41. When Plaintiff acquired his 180 Degree Capital securities and when Defendants disseminated the Proxy Statement, Plaintiff justifiably relied on the Defendants to discharge their obligation to communicate truthfully and fully in all their communications to 180 Degree Capital’s investors, including in the Proxy Statement, and to refrain from communicating false, misleading or incomplete information, or concealing material information, so that when the Defendants requested action on a matter, all investors would have all material information necessary to make an informed decision and the collective action of the investors would be fully informed and untainted or compromised by false, misleading or incomplete information in proxies or other corporate communication to the investors. 42. The Defendants dominate and control the business and corporate affairs of 180 Degree Capital, and are in possession of private corporate information concerning 180 Degree Capital’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of 180 Degree Capital which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 15 of 19

14 43. In connection with the solicitation of, and recommendation to, 180 Degree Capital’s investors to vote in favor of the Proposed Transaction, the Defendants disseminated to 180 Degree Capital’s investors, including Plaintiff, the Proxy Statement which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein. 44. Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Proxy Statement truthfully and completely the material information specified herein. 45. As persons to whom the Proxy Statement was disseminated, Defendants intended for Plaintiff (and the other 180 Degree Capital investors) to rely on the materially false and misleading statements and omissions in the Proxy Statement when voting on the Proposed Transaction and 180 Degree Capital’s investors did rely, and were justified in doing so, and by reason thereof, their collective action has been or will be tainted, compromised and corrupted by the Defendants’ materially false and misleading statements and omissions. 46. By reason thereof, the Defendants’ dissemination of the Proxy Statement, which contains the false and misleading information and omissions specified above, has or threatens to cause irreparable harm to Plaintiff because it has or threatens to taint, compromise and corrupt the Proposed Transaction, and damage Plaintiff’s interest in 180 Degree Capital without proper and fully informed collective action by 180 Degree Capital’s investors. 47. As a result of the above, Defendants’ negligent misrepresentation and/or omission of the material information specified herein has and will proximately cause Plaintiff injury and irreparable harm absent an injunction. FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 16 of 19

15 SECOND CAUSE OF ACTION Claim for Negligence in Violation of New York Common Law Against the Defendants 48. Plaintiff repeats and realleges all previous allegations as if set forth in full herein. 49. Pursuant to New York common law, Defendants are required to exercise reasonable care and competence in connection with the accuracy and completeness of their communications with investors, including investor communications in connection with the Proposed Transaction. 50. In connection with the solicitation of, and recommendation to, 180 Degree Capital’s investors to vote in favor of the Proposed Transaction, the Defendants disseminated to 180 Degree Capital’s investors, including Plaintiff, the Proxy Statement which contains the materially false and misleading statements and omissions of presently existing or past facts specified herein. 51. The Defendants dominate and control the business and corporate affairs of 180 Degree Capital, and are in possession of private corporate information concerning 180 Degree Capital’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of 180 Degree Capital which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value. 52. Defendants were negligent and failed to exercise reasonable care or competence in communicating or failing to communicate in the Proxy Statement truthfully and completely the material information specified herein. 53. Defendants’ failure to disclose the material information set forth in herein regarding the financial advisor’s valuation of Mount Logan and the transaction, financial projections, the sale process, and potential conflicts of interest, will affect the Stockholder Vote and may deceive FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 17 of 19

16 investors into voting for the Proposed Transaction, which they would not otherwise have approved if the information specified herein had been fully disclosed, to Plaintiff’s detriment. 54. Unless the Defendants are enjoined by the Court, Plaintiff will be irreparably harmed because he will be stripped of his ability to make an informed decision with respect to the Proposed Transaction, and his interest in 180 Degree Capital will be damaged without proper and fully informed collective action by 180 Degree Capital’s investors. 55. By reason of the forgoing, Defendants’ negligence has and will proximately cause Plaintiff injury and irreparable harm absent an injunction. 56. By reason of the foregoing acts, practices and course of conduct, the Defendants have failed to exercise ordinary care and diligence in the exercise of their obligations toward Plaintiff and the other stockholders of 180 Degree Capital. 57. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that the Defendants’ actions threaten to inflict. PRAYER FOR RELIEF WHEREFORE, Plaintiff demands injunctive relief in his favor and against Defendants as follows: A. Preliminarily and permanently enjoining Defendants, and all those acting in concert with them, from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have exercised reasonable care and competence and have undertaken all appropriate and available methods to communicate truthfully and completely in the Proxy Statement, disclosing the material information discussed above which has been omitted from the Proxy Statement; FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 18 of 19

17 B. In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff; C. Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys’ and experts’ fees and expenses; and D. Granting such other and further relief as the Court deems just and proper. JURY DEMAND Plaintiff demands trial by jury on all claims asserted herein. Dated: July 30, 2025 By ACOCELLI LAW, PLLC /s/ Richard A. Acocelli Richard A. Acocelli 53 Hill Street, Suite 152 Southampton, NY 11968 Tel: (631) 204-6187 Email: racocelli@acocellilaw.com Attorneys for Plaintiff FILED: NEW YORK COUNTY CLERK 07/30/2025 12:10 PM INDEX NO. 654534/2025 NYSCEF DOC. NO. 1 RECEIVED NYSCEF: 07/30/2025 19 of 19